UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 29, 2020

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Achievement of the Second Milestone

On January 16, 2020, the LP Advisory Committee for Blockstack Token Fund AI, L.P. (the “AI Fund”) and Blockstack Token Fund QP, L.P. (the “QP Fund,” and together the “LP Funds”) unanimously determined that Blockstack PBC (the “Company”) together with its affiliates (“Blockstack”) had achieved the Second Milestone as defined under the Amended and Restated Limited Partnership Agreement of Blockstack Token Fund AI, L.P. (the “AI LPA”) and Blockstack Token Fund QP, L.P. (the “QP LPA,” and together the “LPAs”), resulting in Blockstack retaining the remaining 40% of the aggregate investments in the LP Funds that were subject to return to the LP Funds’ limited partners had Blockstack failed to achieve the Second Milestone by the end of January 2020. As a result of achieving the Second Milestone, and after adjustments for changes in cyptocurrency value and payment of liabilities and fees in connection with the achievement of the milestone, Blockstack is able to retain approximately $6.8 million in cash and cryptocurrency.

Under the LPAs, the Second Milestone is defined as the Blockstack network succeeding in registering one million Verified Users, where a “Verified User” is defined as a user account on the Blockstack network with at least one form of Acceptable Attestation indicating that the user account is owned by a human and not owned and operated by a computer program or bot. The LPAs further state that “Acceptable Attestation” is defined in the sole discretion of Blockstack Token LLC, a wholly-owned subsidiary of the Company. Blockstack determined that Acceptable Attestations include the completion of: a “Know Your Customer” verification process; a mobile telephone number confirmation process; and a social media verification process.

The LP Advisory Committee, which was mainly formed to determine whether Blockstack had met the two milestones associated with token purchase agreements through the LP Funds, is comprised of seven members. Three of the members are designees of limited partners of the QP Fund and four of the members are independent. After having received and reviewed various materials evidencing the successful registration of more than one million Verified Users, as well as Acceptable Attestation associated with such users, and having the opportunity to ask questions of Blockstack as well as discuss privately amongst themselves, the LP Advisory Board unanimously determined that Blockstack had succeeded in meeting the Second Milestone.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: January 29, 2020